

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2019

Costa Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668, Japan

> **Re: Takeda Pharmaceutical Company Limited**
> **Registration Statement on Form F-4**
> **Filed August 9, 2019**
> **File No. 333-233160**

Dear Mr. Saroukos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Keiji Hatano, Esq.